UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Montana Technologies Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

612160101

(CUSIP Number)

Patrick Eilers

C/O Montana Technologies Corporation

34361 Innovation Drive

Ronan, MT 59864

312-961-6605

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 612160101	13D	Page 2 of 7 Pages

1	Names of Reporting Persons Patrick C. Eilers
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,647,217
	8	Shared Voting Power 5,067,561
	9	Sole Dispositive Power 1,647,217
	10	Shared Dispositive Power 5,067,561
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,714,778
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.6%
14	Type of Reporting Person IN

CUSIP No. 612160101	13D	Page 3 of 7 Pages

1	Names of Reporting Persons Transition Equity Partners, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,067,561
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,067,561
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,067,561
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.5%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 612160101	13D	Page 4 of 7 Pages

1	Names of Reporting Persons TEP XPDI Holdco II, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,067,561
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,067,561
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,067,561
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.5%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 612160101	13D	Page 5 of 7 Pages

Explanatory Note

This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on March 21, 2024, as amended (the “Schedule 13D”), relating to the Reporting Persons’ ownership of shares of Class A common stock, par value $0.0001 per share (the “ Class A Common Stock”), of Montana Technologies Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Patrick C. Eilers

Transition Equity Partners, LLC (“TEP”)

TEP XPDI Holdco II, LLC (“TEP XPDI”)

Each of TEP and TEP XPDI is organized under the laws of the State of Delaware. Mr. Eilers is a citizen of the United States.

The principal business address for TEP is 58 Indian Hill Rd., Winnetka, IL 60093. The principal business address for each of Mr. Eilers and TEP XPDI is c/o Montana Technologies Corporation, 34361 Innovation Drive, Ronan, MT 59864.

The present principal occupation of Mr. Eilers is serving as Executive Chairman of the Issuer. TEP XPDI was principally formed for the purpose of investing in securities. TEP is the managing member of TEP XPDI.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 612160101	13D	Page 6 of 7 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 55,767,670 shares of Class A Common Stock outstanding as of June 25, 2024.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Patrick C. Eilers	6,714,778	12.6%	1,647,217	5,067,561	1,647,217	5,067,561
Transition Equity Partners, LLC	5,067,561	9.5%	0	5,067,561	0	5,067,561
TEP XPDI Holdco II, LLC	5,067,561	9.5%	0	5,067,561	0	5,067,561

The amounts reflected in the table above consist of (i) 2,842,561 shares of Class A Common Stock and currently exercisable warrants to purchase an additional 2,225,000 shares of Class A Common Stock held of record by TEP XPDI and (ii) 1,647,217 shares of Class A Common Stock held of record by Mr. Eilers.

Mr. Eilers is the managing member of TEP, which is the managing member of TEP XPDI. As a result, each of Mr. Eilers and TEP may be deemed to beneficially own the securities held of record by TEP XPDI.

(c)	On September 16, 2024, XPDI Sponsor II LLC made a pro-rata distribution in-kind of all of the shares of Class A Common Stock and warrants to purchase Class A Common Stock held of record by it to its members for no consideration, as a result of which TEP XPDI acquired 2,842,561 shares of Class A Common Stock and warrants to purchase 2,225,000 shares of Class A Common Stock.

(d)	None.

(e)	Not applicable.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.

CUSIP No. 612160101	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2024

Patrick C. Eilers

/s/ Patrick C. Eilers

Transition Equity Partners, LLC

By:	/s/ Patrick C. Eilers
Name:	Patrick C. Eilers
Title:	Managing Partner

TEP XPDI Holdco II, LLC

By: Transition Equity Partners, LLC
Its: Managing Member

By:	/s/ Patrick C. Eilers
Name:	Patrick C. Eilers
Title:	Managing Partner